SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF 2009 FIRST QUARTER BUSINESS REPORT
(From January 1, 2009 to March 31, 2009)
THIS IS A SUMMARY OF THE 2009 QUATERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

(EXHIBIT 99-1 : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND INDEPENDENT AUDITOR’S REPORT)

I. Corporate General
1. General Information
A. Date of Incorporation
KT Corporation (“KT”) was incorporated on December 10, 1981 under the Korea Telecom Act with the purpose of offering telecommunication services business. On December 23, 1998 KT was listed on the Korea Stock Exchange (later, Korea Exchange).
B. Postal address of Headquarters, telephone and company website
1) Postal address :
    206 Jungja-dong,
    Bundang-gu, Sungnam City, Gyunggi-do
    463-711 Korea
2) Telephone : +82 31 727 0114
3) Company website : http://www.kt.com
C. Main Business
We are a telecommunications service provider providing fixed-line, broadband internet, mobile services. In an effort to maintain our leadership in the telecommunication market, we have launched new services such as IP-TV, VoIP and WiBRO responding to the recent industry trends of convergence between telecommunications and broadcasting and between fixed and mobile communication.
D. Affiliated Companies
(1) Name of Group : KT
(2) Affiliated Companies (as of May 15, 2009)

No.	Name	Financial year ended on	Primary business	Listed/Unlisted
1	KT	Dec. 31	Telecommunication business	Listed in KRX
2	KT Powertel Co., Ltd.	Dec. 31	Trunk radio system business	Unlisted
3	KT Networks Corporation	Dec. 31	Telecommunication, specific service provider and value-added service provider	Unlisted
4	KT Linkus Co., Ltd.	Dec. 31	Public telephone maintenance	Unlisted
5	KT Hitel Co., Ltd.	Dec. 31	Data communication	Listed in KOSDAQ
6	KT Submarine Co., LTd.	Dec. 31	Submarine cable construction and maintenance	Listed in KOSDAQ
7	KT Freetel Co., Ltd.	Dec. 31	Telecommunication business	Listed in KRX
8	KT Commerce Inc.	Dec. 31	Online commerce (B2B, B2B service)	Unlisted
9	KTF Technologies	Dec. 31	Mobile handset development	Unlisted
10	KTF M Hows Co., Ltd.	Dec. 31	Mobile marketing	Unlisted

No.	Name	Financial year ended on	Primary business	Listed/Unlisted
11	KT Rental Co., Ltd.	Dec. 31	Rental Service	Unlisted
12	Sidus FNH Corporation	Dec. 31	Movie production	Unlisted
13	Telecop Service Co., Ltd.	Dec. 31	Security service	Unlisted
14	KT Capital Co., Ltd.	Dec. 31	Financing service	Unlisted
15	KTF M&S co., Ltd.	Dec. 31	Telecommunication devices distribution business	Unlisted
16	Olive Nine Co. Ltd.	Dec. 31	Movie, broadcasting and performance business	Listed in KOSDAQ
17	Olive Nine Creative Co. Ltd.	Dec. 31	Real estate business	Unlisted
18	The Contents Entertainment Co. Ltd.	Dec. 31	Service business	Unlisted
19	Olive Nine Entertainment Co. Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
20	KT FDS Co. Ltd.	Dec. 31	Data communication	Unlisted
21	Nasmedia Co. Ltd.	Dec. 31	Online advertisement business	Unlisted
22	KTF Music Co. Ltd.	Dec. 31	Entertainment business	Listed in KOSDAQ
23	Doremi Media Co., Ltd.	Dec. 31	Recording device (magneto-optical disk) and music disc manufacture	Unlisted
24	Doremi Music Publishing Co. Ltd.	Dec. 31	Publishing, printing and recording device reproducing business	Unlisted
25	Music City Media Co. Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
26	Parangoyangi Co. Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
27	D&G Star Co. Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
28	Softnics	Dec. 31	Software development and sales	Unlisted
29	JB Edu	Dec. 31	Online education business	Unlisted
30	KT Data System Co. Ltd.	Dec. 31	Management, supply and advisory services of information technology systems	Unlisted
[Foreign Affiliated Companies]

No.	Name	Financial year ended on	Primary business	Listed/Unlisted
1	Korea Telecom America Inc.	Dec.31	Foreign telecommunication business	Unlisted
2	Mongolian Telecommunications	Dec. 31	Foreign telecommunication business	Unlisted
3	New Telephone Company Inc.	Dec. 31	Foreign telecommunication business	Unlisted
4	KT Japan, Co. Ltd.	Dec. 31	Foreign telecommunication business	Unlisted
5	KT China.	Dec. 31	Foreign telecommunication business	Unlisted

No.	Name	Financial year ended on	Primary business	Listed/Unlisted
6	Super iMax LLC	Dec. 31	Foreign telecommunication business	Unlisted
7	East Telecom LLC	Dec. 31	Foreign telecommunication business	Unlisted
8	KTSC Investment Management B.V.	Dec. 31	Foreign telecommunication business	Unlisted
E. Credit Rating
(1) Overseas Credit Rating

Date of	Assessed	Credit Rating of	Assessing Company	Assessment
Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
Nov. 26, 2008	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
July 14, 2008	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
June 30, 2008	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
July 2, 2007	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
April 2, 2007	2007 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
April 2, 2007	2007 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment
Sept. 26, 2006	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
Sept. 4, 2006	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
April 25, 2006	2006 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
April 24, 2006	2006 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment
(2) Domestic Credit Rating

	Assessed	Credit Rating of	Assessing Company	Assessment
Date of Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
Feb. 19, 2009	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	Regular
Dec. 19, 2008	Corporate Bond	AAA	Same as above	”
July 28, 2008	Corporate Bond	AAA	Same as above	”
June 13, 2008	Commercial Paper	A1	Korea Ratings Corporation	”
June 11, 2008	Commercial Paper	A1	National Information & Credit Evaluation Inc.	”
March 20, 2008	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	”

	Assessed	Credit Rating of	Assessing Company	Assessment
Date of Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
Feb. 18, 2008	Corporate Bond	AAA	Same as above	”
Dec. 27, 2007	Corporate Bond	AAA	Same as above	”
March 22, 2007	Corporate Bond	AAA	Same as above	”
June 27, 2007	Commercial Paper	A1	Korea Information Service Inc.	”
June 21, 2007	Commercial Paper	A1	National Information & Credit Evaluation Inc.	”
June. 29, 2006	Commercial Paper	A1	Korea Information Service Inc.	”
June 28, 2006	Commercial Paper	A1	Korea Ratings Corporation	”
- Top credit ratings (AAA, A1) were awarded to the company’s existing corporate bonds and commercial papers at its annual credit assessment.
- For corporate bond, there are ten rating categories from AAA to D. For commercial paper, there are six rating categories from A1 to D.
2. History
- Major Changes in Management

	Before Change (February 29, 2008)		After Change (March 6, 2009)
	Name	Title or position		Name	Title or position
Standing Directors	Joon-Su Nam	President and CEO	Standing Directors	Suk Chae Lee	President and CEO
	Jong Lok Yoon	Director		Sang Hoon Lee	Director
	Jeong Soo Suh	Director		Hyun-Myung Pyo	Director
Outside Directors	Jeong Ro Yoon	Audit Committee Member	Outside Directors	Jeong Suk Koh	—
	Kon Sik Kim	-		Si-Chin Kang	Audit Committee Member
	Do Hwan Kim	Audit Committee Member		In-Man Song	Audit Committee Member
	Jong Kyoo Yoon	Audit Committee Member		Joon Park	Audit Committee Member
	Paul C. Yi	-		E. Han Kim	Audit Committee Member
	Jeong Suk Koh	-		Choon Ho Lee	—
	Gyu Taeg Oh	Audit Committee Member		Jeung Soo Huh	—
- At the annual general meeting of shareholder held on March 27, 2009, our shareholders resolved to amend our articles of incorporation to add KT Freetel’s business, including frequency-based telecommunication services and new and renewable energy and energy generation business to pursue new growth opportunities in the alternative energy industry to the list of KT’s business purposes.

3. Total Number of Shares and Others
A. Total Number of Shares

(As of May 15, 2009)		(Unit: shares)
	Type of Shares
Category	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,199,659	312,199,659
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II — III)	260,411,700	260,411,700
V. Number of Treasury Shares	71,497,810	71,497,810
VI. Current Number of Issued and Outstanding Shares	188,913,890	188,913,890

*	Total number of treasury shares disposed on March 3, 2009 to give long-term incentives to directors
-	Number of shares disposed: 2,594 shares

-	Number of shares after the disposal: 71,497,810 shares
B. Stockholders’ Equity and Par Value per Share

(As of May 15, 2009)						(Unit: in millions of Won, shares)
		Stockholders’ Equity (Total Par Value)			Par Value of a Share
			Total Par Value of	Total Par Value of Issued
		Capital Stock in	Issued Shares	and Outstanding Shares			Capital Stock /
		Financial	(Issued Shares x	(Issued and Outstanding		Capital Stock /	Total Outstanding
Category	Type	Statements	Par Value)	Shares x Par Value)	Par Value per Share	Total Issued Shares	Shares
Registered	Common Share	1,560,998	1,367,679	1,010,176	5,000	5,707	7,726

Total		1,560,998	1,367,679	1,010,176	5,000	5,707	7,726

*	Unit of Par Value per Share: Won
C. Acquisition and Disposal of Treasury Shares
(1) Acquisition and Disposal of Treasury Shares

(As of May 15, 2009)						(Unit: shares)
			Acquisition	Disposition	Retirement
Method of Acquisition	Type	Beginning of Term	(+)	(-)	(-)	End of Term
Direct Acquisition pursuant to Article 189-2 Paragraph 1 of the Securities and Exchange Act	Common Share	70,241,234	13,124,000	2,594	13,124,000	70,238,640
	Preferred Share	—	—	—	—	—

(As of May 15, 2009)						(Unit: shares)
			Acquisition	Disposition	Retirement
Method of Acquisition	Type	Beginning of Term	(+)	(-)	(-)	End of Term
Direct Acquisition for Reasons other than Article 189-2 Paragraph 1 of the Securities and Exchange Act	Common Share	—	—	—	—	—
	Preferred Share	—	—	—	—	—
Subtotal	Common Share	70,241,234	—	—	—	—
	Preferred Share	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)	Common Share	1,259,170	—	—	—	1,259,170
	Preferred Share	—	—	—	—	—
Total	Common Share	71,500,404	—	—	—	71,497,810
	Preferred Share	—	—	—	—	—

*	Disposal of treasury shares since December 31, 2008: 2,594 shares were disposed of on March 3, 2009 to make performance-based payments to members of the Board of Directors.

**	13,124,000 shares were retired on April 22, 2009 to increase shareholder’s value. 260,411,700 shares remains after the retirement
(2) Share Retirement

(As of May 15, 2009)					(Unit: in millions of Won, shares)
					Period of
	Purpose of	Type of Shares			Acquisition for
Date of Retirement	Retirement	Retired	Number of Shares Retired	Amount Retired*	Shares Retirement	Relevant Statute
4/22/2009	To increase shareholder value	Common Share	13,124,000	508,606,626,500	March 10, 2009 to April 17, 2009	Financial Investment Services and Capital Markets Act(Act 165-3)
Total		Common Share	13,124,000	508,606,626,500	March 10, 2009 to April 17, 2009	Financial Investment Services and Capital Markets Act(Act 165-3)

*	The above retired amount is presented excluding related commissions.
Share Retirement in Previous Fiscal Years:

						(Unit: Won, shares)
					Period of
		Type of Shares	Number of Shares		Acquisition of
Date of Retirement	Retirement Purpose	Retired	Retired	Amount of Retirement	Shares Retired	Relevant Statutes
10/9/2002	To increase shareholder value	Common Share	3,122,000	167,207,040,000	September 2, 2002 to October 4, 2002	Securities and Exchange Act (Article 189)
1/6/2003	To increase shareholder value	Common Share	15,454,659	786,642,143,100	December 30, 2002	Securities and Exchange Act (Article 189)
6/20/2003	To increase shareholder value	Common Share	2,937,000	137,958,768,000	April 28, 2003 to June 13, 2003	Securities and Exchange Act (Article 189)

						(Unit: Won, shares)
					Period of
		Type of Shares	Number of Shares		Acquisition of
Date of Retirement	Retirement Purpose	Retired	Retired	Amount of Retirement	Shares Retired	Relevant Statutes
12/9/2003	To increase shareholder value	Common Share	5,836,600	273,545,075,500	October 21, 2003 to December 4, 2003	Securities and Exchange Act (Article 189)
7/3/2006	To increase shareholder value	Common Share	5,222,000	213,514,820,000	April 3, 2006 to June 26, 2006	Securities and Exchange Act (Article 189)
8/3/2007	To increase shareholder value	Common Share	2,058,000	91,454,033,000	May 23, 2007 to July 31, 2007	Securities and Exchange Act (Article 189)
12/20/2007	To increase shareholder value	Common Share	2,367,000	104,758,448,000	October 11, 2007 to December 17, 2007	Securities and Exchange Act (Article 189)
22/7/2008	To increase shareholder value	Common Share	1,666,700	73,755,269,396	June 26, 2008 to July 18, 2008	Securities and Exchange Act (Article 189)
Total		Common Share		1,848,835,596,996	—	—
		Preferred Share	—	—	—	—
(3) Current Status of the Execution and Termination of Treasury Share Trust Agreement

(Unit: in millions of Won)
	Beginning of the Term		Execution (+)		Termination (-)		Term-End
		Number of		Number of		Number of		Number of
Category	Amount	Agreements	Amount	Agreements	Amount	Agreements	Amount	Agreements
Specified Money Trust	100,000	2	—	—	—	—	100,000	2
Trust Agreement with an Asset Management Company	—	—	—	—	—	—	—	—
Share Acquisition Agreement with an Investment Company	—	—	—	—	—	—	—	—

Total	100,000	2	—	—	—	—	100,000	2

*	Terms of the Trust Agreements: March 9, 2007 to March 8, 2010
D. Share Ownership Status of Employee Stock Ownership Association
(1) Transactions with Employee Stock Ownership Association
     Not Applicable
(2) Guideline for Exercising the Voting Rights of Employee Stock Ownership Association
     Association Account: Employee Stock Ownership Association exercises its voting rights in the same proportion as those shares held in the association member accounts that have indicated how to vote.
     Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights within a minimum period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of March 31, 2009)	(Unit: Shares)

Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Share	35,136	35,136
Association Member Account	Common Share	13,153,084	12,750,640
4. Voting Rights

(As of May 15, 2009)	(Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Share	260,411,700	—
	Preferred Share	—
Shares without Voting Rights (B)	Common Share	71,501,064	—
	Preferred Share	—
Shares with Restricted Voting Rights under the	—	—	—
Stock Exchange Act and Other Laws (C)
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights	Common Share	188,910,636	—
(E = A − B − C + D)	Preferred Share	—

(1)	Shares without voting rights under the Commercial Code of Korea: 71,501,064 shares, including treasury shares, shared held through treasury stock funds and cross holding shares (3,254 shares).

(2)	Under the Financial Investment Services and Capital Markets Act, no share has its voting rights restricted. However, in appointing an audit committee member, any shareholder whose shareholding exceeds 3% of the total number of outstanding shares is limited to exercising his voting rights only up to 3% of the total number of outstanding shares with exercisable voting rights. As of December 31, 2008, out of the 16,179,637 shares that were held by the National Pension Fund, voting rights of 10,512,318 shares could not be exercised with regard to the appointment of audit committee members.
5. Matters on Dividends and Others
A. Matters on Dividends
     The shareholder return policy of the Company is to pay its shareholders at least 50% of the adjusted net profit of the current term or more through cash dividends and acquisition of treasury stock of the Company.
B. Dividends Paid during the Past Three Fiscal Years

Category		1st Quarter 2009	2008	2007
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in millions of Won)		139,569	449,810	957,623
Net Profit per Share (Won)		693	2,217	4,635
Year-end Cash Dividend (in millions of Won)		—	226,280	407,374
Year-end Share Dividend (in millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	50.3	42.5
Rate of Return on Cash Dividend (%)	Common Share	—	2.9	4.1
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	—	1,120	2,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

*	Figures for Net Profit of the Current Term, Net Profit per Share, Distributable Profit Terms Dividend Propensity for the year ended 2007 are different from the financial information in Part III because SKAS 15 and Opinion on Application of Accounting Standards 06-2 are not reflected. For the result of the adoption of the accounting standard and the opinion, please refer to the financial information in Part III

II. Details of Business
1. Overview
A. Present Conditions of the Industry
(1) Characteristics of the Industry
     Current markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. With technical advances and changes in customer demands, the communications industry has recently been moving toward convergence between different technologies and industries, such as convergence between fixed-lined communications and mobile communications and between the telecommunications industry and the broadcasting industry. These converged media businesses, represented by IPTV, opens up new opportunities for telecommunications carriers as they bridges telecommunications and broadcasting industries. In the mobile communications market, the transition to 3G will become a turning point in shaping a new competitive landscape, replacing the existing competition in the 2G market. In the saturated communications market, increasing customer value has become increasingly more important as fixed-line communications carriers offer integrated services such as the TPS (or Triple Play Service) or QPS (or Quadruple Play Service), and mobile communications carriers also offer additional benefits to their clients.
(2) Growth of the Industry
(Unit: 1,000 persons)

Category	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	February 28, 2009
Broadband Internet Subscribers	11,921	12,191	14,043	14,710	15,475	15,598
Local Telephone Subscribers	22,871	22,920	23,119	23,130	22,132	21,651
Mobile Phone Subscribers	36,586	38,342	40,197	43,498	45,607	46,235

*	From 2004 to 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	Data as of December 31, 2008 was provided by the Korea Communications Commission (www.kcc.go.kr).
(3) Characteristics of Market Fluctuations
     The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows and continues to do so in the future, it could have an adverse impact on KT’s business activities.
(4) Competition
(a) Competing Companies
•	Local calls: SK Broadband, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	Broadband Internet: SK Broadband, LG Powercom, LG Dacom, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones using Internet Protocol (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG Dacom, LG Powercom, Korea Cable Telecom, etc.

•	IPTV: SK Broadband, LG Dacom

•	Mobile Internet (WiBro service): SK Telecom
(b) Market Entry Requirements
•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required
(c) Factors of Competition : service fees, product quality, brand value and competitiveness of the distribution network.
(5) Characteristics of Resource Supplies
(a) Communications Equipment Procurement
     In accordance with the Korean government’s media industry innovation policy and to build a broadband convergence network (BcN) that can offer a range of different types of services, KT is focusing on the introduction of a fiber-optic broadband network and aims to enhance the quality of its customer’s experience by providing a variety of innovative services, including integrated voice (telephony) and data (Internet) convergent services and converging communication and broadcasting. KT’s network is also evolving from an individual service provider-oriented network to a customer-oriented service convergence network (All-IP).
     To provide such service, KT purchased the following equipment during first quarter of 2009: (i) backbone network equipment such as WDM equipment, MSPP, DCS devices and routers; (ii) equipment for broadband Internet such as FTTH equipment, switches and optical cables in order to deliver to its customers TPS and other services; (iii) equipment for newly introduced businesses such as mobile Internet equipment (such as repeaters, access terminals and devices), IPTV set-top boxes and VoIP terminals; and (iv) other handsets for end-users such as mobile handsets, PDAs, and ‘Ann’ phones.
(b) Capital Raising
     With domestic credit rating of AAA, the highest credit rating among Korean companies, KT has issued Won 40 billion of corporate bonds due 2012 and Won 360 billion of corporate bonds due 2014 in February 2009. Also KT has issued JPY 12.5 billion of corporate bonds; US$160 million of corporate bonds; and a total of Won 530 billion of corporate bonds in 2008 . In addition, at the beginning of September 2008, right before the deepening of the financial crisis in Korea, KT issued US$200 million of private corporate bonds, raising a large amount of capital at an optimal time with low interest cost.
     KT has also improved its international credit rating by receiving a credit rating level of A3 from Moody’s Investors Services (“Moody’s”) in June 2005 and KT has maintained the same level as of March 31, 2009. KT also received a credit rating level of A from Fitch Ratings in July 2007 during its periodic appraisal. In June 2008, S&P improved KT’s international credit rating level from ‘A-Stable’ to ‘A-Positive’.
     In accordance with the government policy for supporting information technology companies, KT also raised Won 10.9 billion of subsidy in May 2008 that is repayable on a three year installment basis after a two year grace period. As a result of a series of bond offerings and improved credit rating, maturity dates of outstanding borrowings have been deferred and the company has achieved increasing financial stability and effective management of debt maturity date.

(6) Relevant Laws and Government Regulations
(a) Relevant Laws
•	Telecommunications policy-related laws
-	Telecommunications Basic Act, Telecommunications Business Act (total 7)
•	Radio and broadcasting policy-related laws
-	Radio Regulation Law
•	Informatization related laws
-	Promotion of Information and Communication Basic Act (total 9)
•	Broadcast related laws
-	Broadcasting Law, etc.
•	Others
-	Internet Multimedia Broadcasting Business Law (IP-TV related)
(b) Government Regulations
     The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and their role of providing public service. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.
The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.
B. Current Status of KT
(1) Operations Outlook and Classification of Business
(a) Operations Outlook
     The Korean communications market is currently experiencing slow growth as leading services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is no exception to this industry trend as its local telephone, QOOK Internet broadband Internet access and mobile resale services are all facing difficult business climates due to: (i) increase in fixed-to-mobile substitution trend and the increasing popularity of VoIP market; (ii) aggressive marketing and price cutting measures from competitors of broadband Internet access service providers; and (iii) limitations of resale efforts and increasing marketing costs relating to mobile services.
     Despite the unfavorable environment, KT has made company-wide efforts to reduce costs based on quality management and treatment of customer value innovation as our top priority. KT has launched a new brand “QOOK”, for all the telecommunication services that we provide to our household customers, in order to establish an easier and efficient communication channel with our customers.
     As of the end of March 2009, KT had 6,714 thousand broadband Internet customers, 19,468 thousand local telephony customers and 2,800 thousand KT mobile resale customers.
     In the future, KT plans to promote various rate plans to address different customer calling patterns, as well as promote bundled-services (economic efficiency), reiterate value of the fix-line (well-being) and promote digital

Ann phone (convenience) in its fixed-line telephone business and provide differentiated VoIP services to address the proliferation of internet phones.
     In the broadband Internet arena, KT will aim to improve customer value from the viewpoint of customers with continued provisions of the FTTH (Fiber-To-The-Home) services. As for KT mobile resale business, KT will focus on expanding its current marketing base in line with the future 3G-based wireless market.
     KT’s wireless broadband Internet access service business, or WiBro, plans to further expand services to the greater Seoul metropolitan area and will aim to be a leader in the Mobile 2.0 era, the next generation of two-way communication mobile environment.
     Also, KT’s IPTV business will focus on actively catering to the TV portal market through its QOOK TV service and, in the long term, by pursuing a leadership position in the broadcasting convergence market.
     We will also aim to expand our market share by enhancing our network-based care services, offering on- and off-line total solutions while expanding our bizmeka services to address individual needs, such as medical and education services.
     In particular, we will strive to combine our collective resources and diverse service offerings to periodically develop and introduce new package of services that we believe will provide KT’s new growth momentum.
(b) Operations Subject to Disclosure
     KT’s main area of business is the telecommunications sector under the Korea Standard Industry Code.
(2) Market Share

		Market Share for Each Term (%)
		1st Quarter
		of 28th		26th Fiscal	25th Fiscal
		Fiscal Year	27th Fiscal	Year	Year
Category	Operator	(2009)	Year (2008)	(2007)	(2006)
Local Telephone (On the Basis of Number of Subscribers)	KT	89.9	89.8	90.4	92.1
	SK Broadband	8.5	8.7	8.8	7.5
	LG Dacom	1.6	1.5	0.8	0.4
Long Distance Telephone (On the Basis of Number of Subscribers)	KT	85.9	85.2	85.4	85.6
	LG Dacom	3.6	3.7	3.9	4.8
	Onse Telecom	1.6	1.7	1.8	2.1
	SK Broadband	7.1	7.8	7.4	6.1
	SK Telink	1.7	1.6	1.5	1.4
Broadband Internet Subscriber (On the Basis of Number of Subscribers)	KT	42.8	43.4	44.3	45.2
	SK Broadband	23.1	22.9	24.9	25.7
	LG Powercom	14.5	14.1	11.7	8.6
	Service Operators	19.6	19.6	17.5	16.6

*	In 2006 and 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	In 2008, data was provided by the Korea Communications Commission (www.kcc.go.kr).

*	Market share for the 1st quarter of 2009 is as of the end of February 2009.
(3) Market Characteristics
     KT’s local telephone business provides universal services for homes and businesses, and despite increased marketing efforts by competitors, KT maintained approximately 89.8% of the market share as of the end of March,

2009. Although Public Switched Telephone Network (PSTN) sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over traditional phones and the advancement of VoIP services as well as the expansion of local number portability, KT is committed to fending off a further decline in sales by (i) increasing Average Revenue per User (ARPU) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.
     As for broadband Internet, KT seeks to improve its ARPU by providing competitive rates for its high-quality products, aided by reorganization of its product lineup. KT is the leader in terms of both speed and quality in a market with intense price competition, mostly through its dominance in supplying FTTH services. KT’s ultimate goal is to be a market leader in offering next generation services, such as IPTV, through achieving 100 mega-bites access for ordinary households.
     As for the KTF mobile resale services provided to KT’s individual customers, revenue from such services are increasing despite a fierce competition over new customers, partly due to mobile number portability and KT’s ability to secure new customers.
(4) Status and Forecast of New Business
     In order to overcome present market obstacles of growth limits of the voice business market and the sluggish growth of the broadband Internet access services, KT has been actively involved in developing a wide range of new businesses with growth prospects.
     KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment which can be accessed through various terminals anytime anywhere; to offer customers convenience solutions that they may freely use without the time or location limitations, and to offer business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a company that accomplishes customer value innovation while realizing its customers’ objectives.
     KT’s WiBro (Wireless Broadband) operation enables portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul area, including various major buildings and university campuses in the Seoul metropolitan area. In October 2008, WiBro service in the Seoul metropolitan area was extended to 19 neighbouring cities and the service speed became twice as fast.
     Currently, anyone may utilize KT WiBro services with personal computers, WiBro compatible laptop computers, WiBro phones which combine CDMA mobile phones with WiBro service, Portable Media Players, navigation devices or Dongle, a USB device that can be connected to any laptop computer. KT will continuously try to expand its array of digital devices that are compatible with WiBro services.
     KT will promote a mobile culture for its customers through KT WiBro, which shall offer not only the basic Internet access function but also other individually tailored services, such as combined webmails, two-way visual communications, remote controlled home computers, information services linked with real-time search functions and mobile UCC to its users. Through WiBro, KT aims to lead the Mobile 2.0 generation, the next-generation mobile environment in which users may utilize information and contents they need through a two-way communication platform.
     IP-TV is a service that integrates telecommunications and broadcasting services, brought about by the acceleration in the development of broadband Internet network and multimedia contents in the era where traditional industries converge. IP-TV is a service that provides traditional Internet services, such as information searches, games, message exchanges, and shopping with VOD (Video on Demand) services, which allow users to watch a variety of contents, such as movies, dramas and educational programs, at any time.

     From the second half of 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the passing of the Korean Internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and the granting of the IP-TV business license to KT on September 8, 2008, KT has been able to provide enhanced IP-TV service, including real-time broadcasting starting November 17, 2008 for the first time in Korea. KT is taking every step to provide new services such as providing nationwide QOOK TV services starting January 9, 2009, and expanding real-time broadcasting channels. By providing real IP-TV services, KT will promote the convergence in telecommunications and broadcasting and grow as a digital entertainment company. In particular, we plan to minimize social and cultural gaps within the society, improve the quality of life and ultimately improve national competitiveness by i) encouraging our customers to use media more actively, ii) establishing an environment that promotes telecommunications related industry including contents, set-top-box (STB) and platform equipment productions, iii) developing a business model that involves public institutions such as public schools and military and iv) developing media-poor areas.
     In order to differentiate KT’s Internet phone services from the competitors’ voice transmission services, KT Internet phone services provide video communication, SMS and a variety of daily life related services (home ATM and lifestyle, traffic and local news information) in addition to the voice transmission services. In order to prevent our PSTN subscribers from migrating to the competitors’servives, we released four voice-transmission phones terminals for our VoIP services. Since then, we added 180,000 new subscribers to our Internet phone service to reach 500,000 subscribers in total. Through our three video terminals with screens, we plans to offer additional customer value by offering various convenient services for customer’s everyday needs and video telephony, and to position itself as the leader in the transformation of fixed phone line into the future All-IP network environment. With the launch of KT’s Internet phone, KT is striving to shift paradigm from a heavily price sensitive environment that resulted in erosion of profitability to a service competition environment. Also, KT plans to maintain and expand its customer base through the creation of a new market by offering convergent terminals with value added services and integrated applications (e.g. ATM services)
     KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT to maintain its existing fixed-line market share as well as promote its competitiveness in the broadband Internet service market. KT, leveraging on its past success, intends to continue to develop and nurture new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of communications, broadcasting and home appliances and cross-industry convergence.
The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

(5) Organization Chart
2. Matters related to products
A. Status of main products
(Unit: in millions of Won)

Items	Product/service	Main brand	Revenue(%)
Internet Connection	Broadband internet	QOOK internet	519,488(18.7%)
Internet Application	IDC	Bizmeka	122,784(4.4%)
Data	Dedicated leased line	KT	417,312(15.1%)
Telephone	Fixed-line service	KT	959,279(34.6%)
LM	Fixed-line service	KT	305,241(11.0%)
Wireless	KTF resale	Let’s 010	335,961(12.1%)
System Integration	SI	KT	39,735(1.4%)
Real Estate	Lease, development		65,309(2.4%)
Others	Others		8,007(0.3%)

	Total		2,773,116(100.0%)

2. Capital Expenditure
A. Capital Expenditure (First Quarter 2009)

			(Unit : hundred million Won)
					Total
			Cumulative		Investment
			Investment	Investment	(2009
Business Unit	Type of Investment	Effect of investment	(2005~2008)	(First quarter)	cumulative)
Internet business	WiBro, XDSL equipment	Address demands and enhancement of competence	27,827	308	308
Fixed-line business	Maintenance of fixed-line facilities	Address demands	5,790	139	139
Mobile business	Maintenance of mobile phone facilities	Address demands	31,879	1,396	1,396
Data business	ATM, dedicated leased line equipment and others	Address demands	13,428	497	497
Telecommunication infrastructure	Transmission, cable tunnels, power facilities and others	Address demands and infrastructure upgrade	34,240	401	401
Facilities and others	R&D, wireline, IT facilities and others	Address demands and management efficiency	12,963	183	183

Total			126,127	2,924	2,924

*	Capital expenditures of KT and KT Freetel are presented in a combined basis.

*	Details of KT Freel capital expenditure: Won 152.5 billion
-	Mobile business: Won 139.6 billion

-	Facilities and others: Won 12.8 billion
B. Capital Expenditure Plans
(Unit : hundred million Won)

Business Unit	Details	Type of Investment	2009
Internet business	- Expansion of internet facilities	WiBro, XDSL equipment	7,484
	- Expansion of new business
	facilities such as WiBro and IP-TV
Fixed-line business	- Expansion of fixed line facilities	Maintenance of fixed-line facilities	1,752
	- Network upgrade (PSTNàIP based)

Business Unit	Details	Type of Investment	2009
Mobile business	- Expansion of mobile facilities	Maintenance of mobile phone facilities	7,907
	- Expansion of CDMA coverage
Data business	- Expansion of ATM, dedicated	ATM, dedicated line equipment and others	3,185
	leased line facilities
Telecommunication	- Expansion of infrastructure
infrastructure	facilities	Transmission, cable tunnels, power	9,130
	- Expansion of buildings and others	facilities and others
Facilities and others	- Facility expansion of IT service
	and U-City business
	- Expansion of management facilities	R&D, wireline, IT facilities and others	2,569

Total			32,027

The statements included in the above are based on our forecasts and are offered to provide a better understanding of the company’s current state only. Consequently, investors must not rely solely on our forecasts when making their investment decisions.
3. Matters Related to Revenue
A. Performance in Terms of Revenue
(Unit: in millions of Won)

	First Quarter of 28th
	Fiscal Year
	(For the month ended
Items	March, 2009)	27th Fiscal Year (2008)	26th Fiscal Year (2007)
Internet Connection	519,488	2,129,900	2,118,670
Internet Application	122,784	540,620	389,884
Data	417,312	1,650,127	1,627,923
Telephone	959,279	3,984,520	4,184,668
LM	305,241	1,393,605	1,597,203
Wireless	335,961	1,563,999	1,511,452
System Integration	39,735	248,425	260,555
Real Estate	65,309	245,840	218,182
Others	8,007	27,799	27,845

Total	2,773,116	11,784,835	11,936,382

B. Routes and Methods of Sales
(1) Marketing Organizational Structure
•	Internal distribution channel : Regional Business Unit (11), district/branch offices (326), customer center (1)
•	External distribution channel : sales agencies (558), agency stores (370), specialty stores (69), specific service provider (17), KTF SHOW Stores (2,186), KTF M&S (140), affiliate channels (46)

(2) Sales Path
•	Branch offices offer sales of goods and customer services.

•	Subscription to goods and services through sales agencies: sales agencies, agency stores, specialty stores, specific service providers, KTF SHOW stores, and affiliates.

•	Subscription to goods and services through the Internet (www.kt.com).

•	Attracting new subscribers and increasing cross-sales through business sales agreements.
•	Utilizing distribution routes through alliance with other businesses.
(3) Methods and Conditions of Sales
(a) Sales Methods
•	Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or partial flat rate system and broadband Internet access service are operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.
•	Distribution fees are charged upon installation and additional periodic maintenance fees.
(b) Conditions for Sales
•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
QOOK Internet	5%	10%	15%	20% (limited to Special)
KORNET (Express/Premium)	5%	10%	15%	—
QOOK TV (Live/VOD)	5%	10%	20%	—
-	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 3 Years	After 4 Years	After 5 Years	Other
QOOK Internet	2%	3%	5%	—
KORNET (Express/Premium)	2% (When subscribers sign up for an additional 1 year agreement)	3% (When subscribers sign up for an additional 2 year agreement)	5% (When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement
•	Package Discounts

QOOK Internet plus SHOW	QOOK Internet	SHOW
	3% to 10% additional discount for service fees according to Agreement terms	10% discount for monthly service fees (5% for QOOK Internet subscriptions without long-term discount agreements)
QOOK Internet plus KT WIBRO	QOOK Internet	KT WIBRO
	3% to 10% additional discount for service fees according to Agreement terms	None (instead NESPOT family provided free of charge)
QOOK Internet plus QOOK TV	QOOK Internet	QOOK TV
	3% to 10% additional discount for service fees according to Agreement terms	3% to 10% additional discount for service fees according to Agreement terms
•	Discounts for Multiple Leased-Lines Subscriptions
-	Local Leased-Line

	30,001 to 40,000	40,001 to 60,000	Above 60,001
Category	lines	lines	lines	Note
Discount Rate	4%	5%	6%	Limited to Circuits below Low-Speed (300bps) Level
-	Long Distance Leased-Line

Category	5~9 lines	Above 10 lines	Note
Discount Rate	5%	10%	—

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.
(4) Sales Strategy
(a) Broadband Internet Service
•	Strengthen competitiveness by enhancing both quality and speed of FTTH offerings

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional QOOK Internet services

•	Promote specialized high-quality products and increase sales through up-selling and retention of existing customers

(b) WiBro Service
•	Improve distribution networks and strengthen handset design and service offerings
•	Promote interactive stores and pursue target marketing at WiBro U-Campus, laptop rental businesses and securities companies.
•	Stimulate early market interest through promotional rate plans and package products
(c) IPTV Service
•	Sell VOD-based QOOK TV products to QOOK Internet customers nationwide
•	Expand client base by offering free set-top box rentals (with a 3 year subscription contract) and opportunities to experience KT services
•	Increase synergy, such as cross-selling and customer retention, through promotion of bundling products with QOOK Internet
(d) Data Service
•	Enhance customer value by offering high-quality exclusive networks that are stable and unique
•	Offer customized services through professional consulting
(e) Telephone Service
•	Focus on retaining local call subscriber base by preventing LNP transfers and cancellations

•	Increase sales efficiency by target marketing based on analyses of customers’ usage patterns

•	Promote customer loyalty with care programs designed specifically for each customer, and by developing services based on specific customer needs

•	Retain existing customers and effectively compete with Internet telephone companies through optional calling plans and development of package products
(f) Mobile Service
•	Attract good customers from other providers as well as new customers through the adoption of stand-out sales policies

•	Focus on customer retention by engaging in care activities for preferred customers

•	Develop additional services and improve the quality of terminals and customer service in collaboration with KTF
(g) Bundling Service
•	Retain existing customers by developing and promoting new QOOK Internet-based package products and recruiting new clients for services such as KT WiBro and SHOW

•	Promote customer retention through continued development and sale of package products of major services

4. Research and Development Activities
A. Research and Development costs
(Units : in millions of Won)

Category		First quarter 2009	2008	2007	Notes
Raw material		—	—	—	—
Labor cost		13,325	69,256	65,478
Depreciation		11,073	51,637	49,524	—
Commissions		—	14,027	20,239	—
Others		25,939	214,263	236,605	—
Total R&D costs		50,337	349,183	371,846	—
Accounting treatment	Research and ordinary development costs	43,817	251,141	260,445
	Development cost (intangible asset)	6,520	98,042	111,401
Percentage of R&D costs over revenue		1.82%	2.96%	3.12%	—
5. Other Matters Necessary for Making Investment Decisions
A. Merger appraisal rights
(1) Under the Commercial Code, holders of shares of KT Corporation who opposed the merger were entitled to exercise their appraisal rights to purchase their shares during the period of March 27, 2009 through April 16, 2009. As a result, a total of 451,038 shares were submitted for appraisal against the merger with KT Freetel, and KT spent Won 17,381 million to purchase those shares.

III. Financial Information
1. Summary of Financial Statements (Non-Consolidated)
(in million Won)

Classification	As of Mar. 31, 2009	As of Dec. 31, 2008	As of Dec. 31, 2007	As of Dec. 31, 2006	As of Dec. 31, 2005
Current Assets	4,208,142	3,778,105	3,310,412	3,239,188	3,418,917
• Quick Assets	4,042,548	3,610,564	3,188,309	3,146,206	3,303,033
• Inventory	165,594	167,541	122,103	92,982	115,884
Fixed Assets	14,633,702	14,906,817	14,606,770	14,723,145	14,517,592
• Investments	3,542,196	3,517,906	3,458,580	3,661,067	3,453,071
• Tangible assets	10,107,353	10,428,674	10,448,618	10,398,084	10,411,523
• Intangible assets	361,937	397,046	439,738	470,782	443,098
• Other non-current assets	622,216	563,191	259,834	193,212	209,900
Total Assets	18,841,844	18,684,922	17,917,182	17,962,333	17,936,509
Current Liabilities	2,686,399	2,585,875	2,991,341	3,270,249	3,079,999
Fixed Liabilities	7,624,064	7,267,158	6,065,948	6,143,004	6,807,214
Total Liabilities	10,310,463	9,853,033	9,057,289	9,413,253	9,887,213
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,440,636	1,440,633	1,440,777	1,440,910	1,440,258
Capital Adjustments	(4,158,326)	(3,994,736)	(3,983,929)	(3,817,717)	(3,870,288)
Accumulated Comprehensive Income	(39,331)	10,879	(818)	10,978	119,658
Retained Earnings	9,727,404	9,814,115	9,842,865	9,353,911	8,798,670
Total Capital	8,531,381	8,831,889	8,859,893	8,549,080	8,049,296
(in million Won)

	For the first
	quarter ended Mar.	For the year ended	For the year ended	For the year ended	For the year ended
Classification	31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec 31, 2005
Sales	2,773,116	11,784,835	11,936,382	11,856,009	11,877,272
Operating Income	384,479	1,113,389	1,433,722	1,756,228	1,659,883
Ordinary Income	175,545	560,045	1,274,725	1,574,460	1,376,429
Net Income	139,569	449,810	981,967	1,233,449	1,031,810
- Basic earnings per share	693	2,217	4,753	5,877	4,877
- Diluted earnings per share	693	2,217	4,753	5,870	4,871
2. Summary of Financial Statements (Consolidated)
As of the end of December 31
(in million Won)

Classification	2008	2007	2006	2005	2004
Current Assets	7,073,826	5,642,799	5,981,420	6,131,744	6,808,977
• Quick Assets	6,648,985	5,343,695	5,744,225	5,771,631	6,434,658
• Inventory	424,841	299,104	237,195	360,113	374,319
Fixed Assets	19,064,778	18,484,086	18,261,914	18,556,973	19,664,255
• Investments	546,000	470,195	533,947	792,669	913,844

Classification	2008	2007	2006	2005	2004
• Tangible assets	15,188,631	15,288,002	15,167,429	15,087,032	15,721,455
• Intangible assets	1,474,238	1,735,323	1,959,591	2,133,199	2,184,689
• Other non-current assets	1,855,909	990,566	600,947	544,073	844,267
Total Assets	26,138,604	24,126,885	24,243,334	24,688,717	26,473,232
Current Liabilities	5,241,028	5,078,621	5,423,115	4,822,341	8,334,490
Fixed Liabilities	9,809,678	7,910,498	8,122,915	9,476,442	9,112,362
Total Liabilities	15,050,706	12,989,119	13,546,030	14,298,783	17,446,852
Minority Interest	2,256,009	2,276,003	2,267,252	2,518,213	1,809,577
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,440,633	1,440,777	1,292,475	1,389,222	1,291,617
Capital Adjustments	(3,994,736)	(3,983,929)	(3,817,717)	(3,868,078)	(3,967,270)
Accumulated Comprehensive Income	10,879	142	5,772	(3,166)	(1,782)
Retained Earnings	9,814,115	9,843,775	9,400,068	8,786,413	8,333,240
Total Capital	11,087,898	11,137,766	10,697,304	10,389,934	9,026,380
For the years ended December 31
(in million Won)

Classification	2008	2007	2006	2005	2004
Revenues	19,644,543	18,660,082	17,824,880	17,155,455	17,068,371
Operating Income	1,427,762	1,745,341	2,383,376	2,430,942	2,480,532
Income from continuing operations	513,290	1,096,774	1,509,721	1,365,010	1,431,147
Net Income	513,290	1,170,978	1,509,717	1,360,036	1,431,147
Consolidated Net Income	449,810	1,056,227	1,291,863	1,085,450	1,282,216
Number of consolidated companies	33	28	23	21	13

IV. Auditors’ Opinion
1. Auditor

First quarter 2009	2008	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	KPMG Samjong Accounting Corp.
2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
First quarter 2008	—	Not Applicable
First quarter 2007	—	Not Applicable
2008	Unqualified	Not Applicable
2007	Unqualified	Not Applicable
3. Remuneration for Independent Non-Executive Auditors for the Past Three Fiscal Years
A. Audit Contracts
(Unit in million won, hours)

Term	Auditor	Contents	Fee	Total Hours
First quarter of 2009	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit US GAAP financial statements semi-annual review US GAAP financial statements audit	2,795	3,369
2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit US GAAP financial statements semi-annual review US GAAP financial statements audit	2,319	33,858
2007	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	1,985	37,000

B. Non-audit service contracts

Term	Date of contract	Contents	Period	Total Fee
2009	—	—	—	—
2008	April 2008	Revision of SEC filing documents	- June 2008 - January 2009	85,000,000
2007	—	—	—	—

V. Board of Directors and Affiliated Companies
1. Overview of the Board of Directors and Committees under the Board
A. Matters on the Board of Directors
Currently our board of directors is comprised of three standing directors and seven outside directors. Also, we have established five committees within the board of directors: i) Audit Committee, ii) Outside Director Candidate Nominating Committee iii) Evaluation and Compensation Committee, iv) Executive Committee, and (v) Related-party Transaction Committee. The Board of directors can establish additional committees if deemed necessary.
B. Major Activities of the Board of Directors

Outside Directors
			Results	Paul C. Yi	Jeong Suk Koh	Si-Chin Kang	Jun Park	In-Man Song
Order	Meeting Date	Agenda	on discussion	Voting Result
1	Jan. 14	1) Appointment of Chairman of BOD and members of committees	Appointed	For	For	For	For	For
2	Jan. 20	2) Proposal for merger with KT Freetel Co.,	Original proposal approved	For	For	For	For	For
		3) Proposal for of issuance of exchangeable bonds	Original proposal approved	For	For	For	For	For
		4) Proposal for closing of books of records	Original proposal approved	For	For	For	For	For
		5) Proposal for appointments of members of Outside Director Nominating Committee	Members appointed	For	For	For	For	For
3	Jan. 22	6) Approval of Financial Statements of the 27th Term	Original proposal approved	For	For	For	For	For
		7) Business Report of the 27th Term	Original proposal approved	For	For	For	For	For
		8) Plan for issuance of bonds for the first half year	Original proposal approved	For	For	For	For	For

Outside Directors
			Results	Paul C. Yi	Jeong Suk Koh	Si-Chin Kang	Jun Park	In-Man Song
Order	Meeting Date	Agenda	on discussion	Voting Result
4	Feb. 6	9) Approval on nominated candidate for standing directors	Original proposal approved	For	For	For	For	For
		10) Proposal on remuneration standards and payment methods for the President and Executive Directors	Original proposal approved	For	For	For	For	For
		11) Approval of the proposal for limit on remuneration of Directors for 2009	Original proposal approved	For	For	For	For	For
		12) Approval of Financial Statements of the 27th Term	Original proposal approved	For	For	For	For	For
		13) Business Report of the 27th Term	Original proposal approved	For	For	For	For	For
		14) Report on operational condition of internal accounting management system of Fiscal Year 2008	Original proposal received	For	For	For	For	For
		15) Convocation of Annual General Meeting of Shareholders of 27th Term	Original proposal approved	For	For	For	For	For
		16) Report on validity of the Audit Committee	Original proposal approved	For	For	For	For	For
5	Feb. 24	17) Proposal for amendment of articles of incorporation	Original proposal approved	Absent	For	For	For	For
		18) Convocation of Extraordinary General Meeting of Shareholders	Original proposal approved	Absent	For	For	For	For
		19) 2009 Management plan	Original proposal approved	Absent	For	For	For	For
		20) Disposal of treasury shares for payment of long-term incentives	Original proposal approved	Absent	For	For	For	For
		21) Proposal to withhold payment of incentives to former CEO	Original proposal approved	Absent	For	For	For	For
		22) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by the Audit Committee)	Original proposal received	Absent	For	For	For	For

*	Choon-Ho Lee, E.Han Kim, Jeung-Soo Huh were newly elected as outside directors at the AGM held in March 6, 2009

Outside Directors
			Results	Paul C. Yi	Jeong Suk Koh	Si-Chin Kang	Jun Park	In-Man Song	Choon-Ho Lee	E.Han Kim	Jeung-Soo Huh
Order	Meeting Date	Agenda	on discussion	Voting Result
6	Mar.6, 2009	23) Appointments of Chairman of BOD and members of committees	Appointed	For	For	For	For	For	For	For	For
		24) Shareholder value enhancement plan	Original proposal approved	For	For	For	For	For	For	For	For

*	Paul C. Yi resigned as our outside director in March 6, 2009

Outside Directors
			Results	Paul C. Yi	Jeong Suk Koh	Si-Chin Kang	Jun Park	In-Man Song	Choon-Ho Lee	E.Han Kim	Jeung-Soo Huh
Order	Meeting Date	Agenda	on discussion	Voting Result
7	Mar.27, 2009	25) Proposal for equity investment to KTSC	Original proposal approved	For	Absent	For	For	For	For	For	For
		26) Plan for amendments of BOD and committee regulations	Original proposal approved	For	Absent	For	For	For	For	For	For

C. Committees within the Board of Directors
(1) Status of committees within the Board of Directors

Note
		Name		(As of March 6,
Title	Organization	(Jan.14~Mar.6 '09)	Purpose of Establishment and Authority	2009)
Evaluation and Compensation Committee	5 Outside Directors	3 Outside Directors Jeong Suk Koh (Chairperson) Si-Chin Kang In-Man Song	Matters on management agreement with the president and assessment of president	4 Outside Directors Jeong Suk Koh (Chairperson) In-Man Song Choon Ho Lee Jeung Soo Huh
Executive Committee	3 Standing Directors	Suk-Chae Lee (Chairperson) Jeong-Soo Suh Jong-Lok Yoon*	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee (Chairperson) Sang Hoon Lee Hyun-Myung Pyo
Related-party Transaction Committee	4 Outside Directors	4 Outside Directors Paul C.Yi (Chairperson) Jeong Suk Koh Joon Park In-Man Song	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Joon Park (Chairperson) Jeong Suk Koh Choon Ho Lee Jeung Soo Huh
Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies 1. Overview of the Board of Directors and Committees under the Board D. Independence of Directors			—
Audit Committee	See V. Management and Affiliated Companies B. Audit Committee			—

*resigned as of January 22, 2009
(2) Main activities of committees
(a) Evaluation and Compensation Committee

Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Stuart B. Solomon
		Results	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda	on discussion	Voting Result
Feb.4, 2009	1) Proposal for remuneration standards and payment methods for the president and standing directors	Original proposal approved	For	For	For
	2) Proposal for limit on remuneration of directors	Original proposal approved	For	For	For
	3) Results of 2008 CEO management assessment	Request for revision	Against	Against	Against
	4) Proposal for president’s management index	Conditional approval	Conditional approval	Conditional approval	Conditional approval
Feb.6, 2009	5) Results of 2008 CEO management assessment	Original proposal approved	For	For	For

Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Stuart B. Solomon
		Results	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda	on discussion	Voting Result
Feb. 18, 2009	6) Proposal for payment of long-term incentives	Original proposal approved	For	For	For
	7) Proposal to withhold payment of incentives to former CEO	Original proposal approved	For	For	For
Feb. 24, 2009	8) 2009 CEO management goal	Original proposal approved	For	For	For
     (b) Executive Committee

Executive Directors
			Suk-Chae Lee	Jeong-Soo Suh	Jong-Lok Yoon
		Results	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda	on discussion	Voting Result
Jan. 12, 2009	1) Proposal for the establishment, relocation and closing of branch offices	Original proposal approved	—	For	For
Feb. 16, 2009	2) Plan for issuance of bonds for the first half year	Original proposal approved	For	For	—
Feb. 24, 2009	3) Plan for relocation of branch offices	Original proposal approved	For	For	—

*	President and CEO Suk-Chae Lee was appointment on January 12, 2009, Jong-Lok Yoon resigned on January 22, 2009
D. Independence of Directors
(1) Standards for appointment of directors
In order to ensure independency and transparency the Outside Director Nominating Committee appoints outside director candidates recommends to the elected at the general meeting of shareholders. If necessary the committee can appoint a research institution and establish a candidate nominating advisory council. Legally unqualified candidates are not nominated.
(2) Background for candidate nomination

Transaction with
company/
Relationship with
Outside Director	Reason for nomination	Acting committee	major shareholders
Jeong Suk Koh	Expertise in investment	Evaluation and compensation committee (Chairman), Related-party Transaction Committee	None
Choon-Ho Lee	Expertise in media business	Evaluation and compensation committee (Chairman), Related-party Transaction Committee	None
Jeong Soo Huh	Expertise in new and renewable energy	Evaluation and compensation committee (Chairman), Related-party Transaction Committee	None

(3) Separate committee established for nomination of outside director candidate
•	Appointment of Members and Chairman of the Outside Director Candidate Nominating Committee (January 20, 2009)

Name	Outside Director	Note
Paul C. Yi	O	At least half of the directors shall be Outside Directors (satisfied the requirement of Article 542-8 of the Commercial Code)
Jeong Suk Koh	O
Si-Chin Kang	O
In-Man Song	O
Joon Park	O
Jeong-Soo Suh	X

			Independent and Non-Executive Directors					Executive Director
			Paul C. Yi	Jeong Suk Koh	Si-Chin Kang	In-Man Song	Joon Park	Jeong-Soo Suh
		Results	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda	on discussion	Voting Result
Jan. 20	1) Support plan for the recommendation of Outside Director candidates	Original proposal approved	For	For	For	For	For	For
Jan.29	2) Appointment of outside director candidates	Original proposal received	For	For	For	For	For	For
Feb.4	3) Final nomination of candidates for Outside Directors - Choon-Ho Lee, Jeong-Soo Huh, E.Han Kim	Advisory council organized	For	For	For	For	For	For
2. Matters on Audit Procedure
A. Personal Information of Members of the Audit Committee (As of March 31, 2008)

Name	Experience
Si-Chin Kang	- Master in Business Administration, Korea University - Audit Committee, Standard Chartered First Bank - Auditor, Catholic Education Foundation
In-Man Song	- Ph.D in Business Administration, University of Wisconsin-Madison - IFRS Advisor, Financial Supervisory Service (present) - Professor, Graduate School of Business Sungkyunkwan University
Joon Park	- LL.M., Harvard Law School - Attorney-at-law, Kim&Chang, Seoul, Korea - Professor, College of Law, Seoul National University
E.Han Kim	- Ph.D. in finance, State University of New York at Buffalo
- Independent Director and Chairman of board of directors, POSCO
- Endowed Chair Professor and Director of Financial Research Center, University of Michigan

B. Audit committee independence
We have established an audit committee within our BOD and its members are elected at the general meeting of shareholders. All four of our audit committee members are outside directors and three of them are financial experts. The audit committee functions independently to KT and is entitled to request for information on business matters and evaluate KT financial status.

Transaction with
company/
Relationship with
Outside Director	Reason for nomination	Acting committee	major shareholders
E.Han Kim	An expert in finance	Chairman, audit committee	None
Si-Chin Kang	An expert in finance	Audit committee(chairman,)	None
In-Man Song	An expert in finance	Audit committee, evaluation and compensation committee	None
Joon Park	An expert in law	Audit committee, Related-party transaction committee	None
C. Audit committee main activities

Order	Date	Subject	Result of Discussion
First	Jan.14, 2009	1) Appointment of the Chairman of the Audit Committee	Chairman appointed
		2) Agreement of appointments and dismissals of internal auditors	Original proposal approved
Second	Jan.21, 2009	3) Report on approval of Financial Statements of the 27th Term	Original proposal received
		4) Report on Business Report of the 27th term	Original proposal received
		5) Report on final audit of fiscal year 2008	Original proposal received
Third	Feb. 4, 2009	6) Approval of consolidated company’s independent auditor and remuneration for fiscal year 2008	Revision requested
		7) Report on operational condition of internal accounting management system of Fiscal Year 2008	Original proposal received
		8) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original proposal received
		9) Report on validity of audit committee	Original proposal received
		10) Report on 2008 audit results and 2009 audit plans	Original proposal received
Fourth	Feb. 6, 2009	11) Report on operational condition of internal accounting management system of Fiscal Year 2008	Original proposal approved
Fifth	Feb. 18, 2009	12) Report on agenda of 27th Annual General Meeting of Shareholders and results on document examination	Original report received
		13) Audit report for 27th Annual General Meeting of Shareholders	Original report received
		14) Written Opinion on operational status of internal compliance device of the Audit Committee	Reexamination requested
Sixth	Feb. 24, 2009	15) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original report received
		16) Written Opinion on operational status of internal compliance device of the Audit Committee	Original report received
Seventh	Mar. 20, 2009	17) Approval of remuneration to independent auditor for Fiscal Year 2009	Original proposal approved
		18) Approval of consolidated company’s independent auditor and remuneration for Fiscal Year 2009	Original proposal approved
		19) Report on consolidated financial statements audit for fiscal year 2008	Original report received
		20) Report on agenda of Extraordinary General Meeting of Shareholders and results on document examination	Original report received

3. Matters on Shareholder’s Exercise of Voting Right
A. Adoption of Cumulative Voting System
     Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002.
B. Adoption of the Written Voting System or Electronic Voting
     Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)
C. Exercise of Minority Shareholders’ Rights
     The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006.
24th General Meeting of Shareholders (March 10, 2006)

Contents of the
Minority
Shareholder	Shareholder's Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 of the Securities and Exchange Act
Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18 of the Securities and Exchange Act

4. Affiliated companies
(As of May 15, 2009)

VI. Management and Employees
1. Remuneration to Executive Officers
A.	Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)
(Unit: in hundred million Won)

		Amount Approved by	Average
		the General Meeting	Amount Paid	Fair Value of Stock
Category	Total Amount Paid	of Shareholders	per Person	Option	Weight	Reference
3 Standing Directors	2.16	45	0.72	—	—	—
7 Outside Directors	0.98		0.14	—	—	—

*Performance-based compensation made at year end.
B. Grant and Exercise of Stock Option

As of March 31, 2008								(Unit: Won, shares)
			Shares to be given		Changed Volume				Period for	Exercise
Holder	Position	Date of Grant	upon exercise	Type of Share	Granted	Exercised	Revoked	Unexercised	Exercise	Price
Yong Kyung Lee	Standing Director	12/26/2002	Treasury Share	Common Share	300,000	—	—	253,100	12/27/ 2004 to 12/26/ 2009	70,000
Tae-Won Chung	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	45,145	Same as Above	70,000
Young- Han Song	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	28,717	Same as Above	70,000
Ahn-Yong Choi	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	32,170	Same as Above	70,000
Hong-Sik Chun	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	12,500	Same as Above	70,000
Hyun-June Chang	Standing Director	9/16/2003	Treasury Share	Common Share	5,200	—	—	3,000	9/17/ 2005 to 9/16/ 2010	57,000
Hui-Chang Roh	Standing Director	2/4/2005	Treasury Share	Common Share	60,000	—	—	43,153	2/05/ 2007 to 2/04/ 2012	54,600
Total	—	—	—	—	685,200	—	—	417,785	—	—
The weighted-average of the non-exercise stock option: Won 68,316.
Remarks:
(1) Position is as of the date of the stock option grant.
(2) Difference between the number of shares granted and the number shares with stock option unexercised: due to adjustment of number of granted shares that are dependent on management results and duration of continuous service
2. Current Status of Employees

(As of March 31, 2009)					(Unit: persons, in millions of Won)
Number of Employees *						Total
Office		Research			Average Years in	Payroll for first	Average Payroll per
Staff	Engineers	Staff	Other	Total	Continuous Service	quarter	Person **	Note
8,429	25,543	686	310	34,968	20.1	476,510	13.52	—

*	Excluding 65 Executive Directors, 24 Professional Executive Directors and 273 Assistant Vice Presidents.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2009
KT Corporation
By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director